Optimum Fund Trust

Exhibit List

Sub-Item 77D: Policies with respect to
security investments.

On September 20, 2007, the Board of Trustees of Optimum Fund Trust approved a change in the market capitalization range of the securities in which the Optimum Small Cap
Growth Fund and Optimum Small Cap Value
Fund (the Funds) primarily invest from a focus on small capitalization companies to a focus on small capitalization and mid-capitalization companies. This change to the Funds market capitalization is incorporated herein by reference to the supplement dated
October 17, 2007 to the Optimum Fund Trusts prospectuses and statement of additional information for the Funds dated July 29, 2007 as filed with the Securities and Exchange
Commission on October 17, 2007 (SEC Accession
No. 0000027801-07-000022).
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